FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934




For the month of January, 2006

Commission File No. 1-9987


                     B + H O C E A N C A R R I E R S L T D.
                 (Translation of registrant's name into English)


                          3rd Floor, Par La Ville Place
                              14 Par-La-Ville Road
                             Hamilton HM JX Bermuda
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X           Form 40-F
                                  -----                  -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes                     No  X
                                  -----                  -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change in Registrant's Certifying Accountant

(i) B+H Ocean Carriers Ltd. (the "Registrant") engaged Ernst and Young, LLP and dismissed PricewaterhouseCoopers LLP as its independent registered public accounting firm on January 18, 2006. During the fiscal years ended December 31, 2004 and 2003 and through January 18, 2006, the Registrant has not consulted with Ernst and Young, LLP concerning any matter referred to under paragraph (i) or (ii) of Item 304 (a)(2) of Regulation S-K.

(ii) The Audit Committee participated in and approved the decision to change independent registered public accounting firms.

(iii) The reports of PricewaterhouseCoopers LLP on the financial statements as of and for the fiscal years ended December 31, 2004 and 2003 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

(iv) During the fiscal years ended December 31, 2004 and 2003 and through January 18, 2006, there have been no disagreements with
         PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their reports on the financial statements for such years.

(v) During the fiscal years ended December 31, 2004 and 2003 and through January 18, 2006, there have been no reportable events as defined in
         Item 304(a)(1)(v) of Regulation S-K.

(vi) The Registrant has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated January 31, 2006, is filed as Exhibit 99.1 to this Form 6-K.


Set forth herein as Exhibit 99.1 is a letter from PricewaterhouseCoopers, LLP, as described in (vi).

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                      B+H Ocean Carriers, Ltd.

Date     January 31, 2006                             By: /s/ Michael S. Hudner
     -------------------------------                     -----------------------
                                                         Chief Executive Officer

Exhibit 99.1



January 24, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by B+H Ocean Carriers Ltd. (copy attached), which we understand will be filed with the United States Securities and Exchange Commission as part of the Form 6-K of B+H Ocean Carriers Ltd. dated January 31, 2006. We agree with the statements concerning our Firm in such Form 6-K.

Very truly yours,
PricewaterhouseCoopers LLP